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                                                               Exhibit (a)(xii)


                             U.S. OFFICE PRODUCTS ANNOUNCES
                             PRELIMINARY RESULTS OF EQUITY
                                   SELF-TENDER OFFER


Washington, D.C., June 2, 1998--U.S. Office Products Company (NASDAQ: OFIS) announced today the preliminary results of its equity self-tender offer, which expired Monday, June 1, 1998 at 12:00 midnight, New York City time.

The preliminary count by First Chicago Trust Company of New York, depositary for the tender offer, indicated that approximately 167.3 million shares of common stock and shares of common stock underlying stock options (collectively, "Shares") were tendered in accordance with the terms of the tender offer (including approximately 42.6 million shares tendered through guaranteed delivery procedures).

Pursuant to the tender offer, U.S. Office Products Company ("USOP") offered to purchase a total of 387,037,037 Shares at a purchase price of $27 per Share. Because the number of Shares tendered exceeded 37,037,037, the Company will prorate the number of Shares it purchases from each participant in the offer. According to the preliminary count, the number of Shares tendered, together with the number of Shares subject to guaranteed delivery, exceeds the total number of the Company's Shares available for tender (including Shares underlying stock options). Based upon the number of Shares outstanding and the total number of Shares that may be issued upon exercise of options, the Company has determined that the proration factor should not be less than 22.5%. The preliminary count is subject to verification, and USOP expects to announce the final results of the equity self-tender offer on June 8, 1998.

Assuming all conditions to the tender offer, as described in the Offer to Purchase dated May 4, 1998, are satisfied, USOP will accept and promptly pay for Shares properly tendered according to the terms of the offer, subject to proration.

The equity self-tender offer, which commenced on May 4, 1998, is part of a strategic restructuring plan that USOP announced on January 13, 1998. The plan also includes the spin-off to USOP stockholders of the Company's educational supplies, print management, technology solutions and corporate travel services divisions and the purchase by an affiliate of an investment fund managed by Clayton, Dubilier & Rice, Inc. of an equity interest in the restructured USOP for a price of $270 million. USOP expects to complete the restructuring next week. Shares accepted for payment in the equity self-tender offer will not participate in the distribution of shares of the four spin-off companies. As previously announced, the record date for the spin-off distributions is Tuesday, June 9, 1998, at 5:00 pm EDT.

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For More Information Contact:
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Donald H. Platt             Edelman Financial
U.S. Office Products        Kerry O'Brien (Media)
(202) 339-6700 or           (212) 704-8292
(800) 330-6347


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